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As filed with the Securities and Exchange Commission on October 14, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACIFIC PREMIER BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	33-0743196 (I.R.S. Employer Identification No.)
1600 Sunflower Avenue, 2nd Floor Costa Mesa, California 92626 (714) 431-4000 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue, 2nd Floor
Costa Mesa, California 92626
(714) 431-4000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Keith T. Holmes, Esq. Madge S. Beletsky, Esq. King, Holmes, Paterno & Berliner, LLP 1900 Avenue of the Stars, 25th Floor Los Angeles, California 90067 (310) 282-8989; (310) 282-8903 (fax)	Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037-1350 (202) 457-6000; (212) 457-6315 (fax)

Approximate Date of Commencement of Proposed Sale to the Public:
As Soon as Practicable after the Effective Date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☒ 333-108520

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	3,921,500(1)	$6.75	$26,470,125(2)	$2,141.43(3)

(1)
Includes 511,500 shares issuable upon exercise of the underwriter's over-allotment option. Pursuant to this Registration Statement, an additional 356,500 shares of the Registrant's common stock are being registered.

(2)
This Registration Statement relates to the Registrant's Registration Statement on Form S-2 (Registration No. 333-108520)(the "Prior Registration Statement"). In accordance with Rule 462(b) of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price of securities eligible to be sold under the Prior Registration Statement ($26,167,100) is carried forward to this Registration Statement and an additional amount of securities, having a maximum aggregate offering price in excess of $303,025 over the maximum aggregate offering price of the Prior Registration Statement, is registered hereby.

(3)
$24.52 is paid pursuant to this Registration Statement. The remaining $2,116.92 is carried forward from the Prior Registration Statement, for which a filing fee in such amount was paid at the time of registration.

        IN ACCORDANCE WITH RULE 462(B) OF THE SECURITIES AND EXCHANGE COMMISSION RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT INCORPORATES BY REFERENCE THIS REGISTRANT'S REGISTRATION STATEMENT ON FORM S-2 (REGISTRATION N0. 333-108520) TO WHICH THIS REGISTRATION STATEMENT RELATES.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on October 14, 2003.

PACIFIC PREMIER BANCORP, INC.

By:	/s/ STEVEN R. GARDNER Steven R. Gardner President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN R. GARDNER Steven R. Gardner	President, Chief Executive Officer and Director	October 14, 2003
/s/ RONALD G. SKIPPER Ronald G. Skipper	Chairman of the Board	October 14, 2003
/s/ JOHN D. GODDARD John D. Goddard	Director	October 14, 2003
/s/ KENT G. SNYDER Kent G. Snyder	Director	October 14, 2003
Ezri Namvar	Director	October , 2003
Thomas Palmer	Director	October , 2003
Richard Marr	Director	October , 2003
/s/ JOHN SHINDLER John Shindler	Senior Vice President, Chief Financial Officer and Corporate Secretary	October 14, 2003

INDEX TO EXHIBITS

        The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated by reference.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of Pacific Premier Bancorp, Inc. filed December 6, 1996(1)
3.2	Certificate of Amendment to Certificate of Incorporation of Pacific Premier Bancorp filed January 21, 1997 (increasing authorized shares)(2)
3.3	Certificate of Amendment to Certificate of Incorporation filed June 8, 2001 re reverse stock split(2)
3.4	Certificate of Amendment to Certificate of Incorporation filed June 24, 2002 re name change to Pacific Premier Bancorp, Inc(.2)
3.5	Certificate of Amendment of Certificate of Incorporation filed July 2003 re reduction of authorized shares(3)
3.6	By-laws of Pacific Premier Bancorp(1)
4.1	Stock Certificate of Pacific Premier Bancorp(4)
4.2	Form of Warrants to purchase an aggregate of 1,166,400 shares of common stock(5)
5.1	Opinion re legality
10.1	2000 Stock Option Plan(6)
10.2	Purchase of Residual Securities and Related Servicing Rights Agreement by and among Pacific Premier Bancorp and Bear Stearns, Inc. and EMC Mortgage dated December 31, 1999 (Participation Contract)(7)
10.3	Note and Warrant Purchase Agreement dated November 20, 2001(5)
10.4	Employment Agreement dated June 27, 2002 between Pacific Premier Bancorp and Steven Gardner(2)
10.6	Employment Agreement dated June 27, 2002 between Pacific Premier Bank and Steven Gardner(2)
10.7	Pledge and Security Agreement dated November 20, 2001 between registrant and New Life Holdings, LLC(5)
10.8	Debenture Purchase Agreement dated March 12, 1997(2)
10.9	Purchase Agreement for Corporate Offices dated April 3, 2002(2)
11	Statement re computation of per share earnings(1)
16	Letter re change in certifying accountants(1)
21.1	Subsidiaries of Pacific Premier Bancorp(2)
23.1	Consent of Vavrinek, Trine, Day and Co., LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)

*
Previously filed in connection with Registration Statement on Form S-2 (Registration No. 333-108520) and incorporated by reference.

(1)
Incorporated by reference from exhibits to Form 10-K for the fiscal year ended December 31, 2002.

(2)
Incorporated by reference from exhibits to Form 10-K/A for the fiscal year ended December 31, 2002.

(3)
Incorporated by reference from exhibit to Form 10-Q for the period ended June 30, 2003.

(4)
Incorporated herein by reference from the exhibits on Registration Statement Form S-4, file on January 27, 1997 (Registration No. 333-20497).

(5)
Incorporated herein by reference to the Appendices to Registrant's Proxy Statement for the Special Meeting of Stockholders held January 10, 2002.

(6)
Incorporated by reference to Exhibit 1 to definitive proxy statement filed May 1, 2000 for 2000 annual meeting of stockholders.

(7)
Incorporated herein by reference from the Exhibits on Registrant's Form 10K/A filed May 1, 2001.

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SIGNATURES
INDEX TO EXHIBITS